THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

April 9, 2012

EDGAR CORRESPONDENCE

Laura Hatch, Esq.

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Hatch:

We are responding to the SEC staff’s comments provided to the Unified Series Trust in respect of its new series, Martin Focused Value Fund (the “Fund”).

If possible, we would appreciate the Staff’s assistance in meeting the Fund’s target effective date of Thursday, April 12th. If acceptable to the Staff, we will file an acceleration request with this date for the Trust’s 485A filing contained in PEA No. 214 filed on February 8th, 2012. After that, we will file a Rule 485B filing to include the changes requested by the Staff as outlined below to the Fund’s initial prospectus and SAI.

Your comments and our responses are set forth below.

Comment #1: In the Fee Table, note that the redemption fee is applied only to short-term redemptions within 60 days of purchase.

Response: The Fee Table has been revised as requested.

Comment #2: Delete the sentence that sets forth the Fund’s estimated portfolio turnover rate for its initial fiscal year.

Response: This sentence has been deleted.

Comment #3: Under Principal Investment Strategies, describe how the Fund’s adviser evaluates each of the three critical variables set forth in this section. Describe how the Fund’s adviser determines if a company’s stock is over- or under-priced.

Response: As requested, the following disclosure has been added under “Principal Investment Strategies:”

When selecting equity securities for the Fund’s portfolio, the Adviser focuses on three critical variables that it believes drive the long-term performance of a company’s stock:

•	quality of the business;
•	quality of the management running the business; and
•	price of the stock.

For each stock reviewed by the Adviser, the Adviser assigns a grade to each variable to determine whether or not to purchase the stock. When grading the quality of a company’s business, the Adviser rates highly those companies that have a competitive advantage or durable brand, high profit margins and returns on capital, sustainable results and/or low-cost operations, compared to other companies in comparable industries. When grading the quality of a company’s management, the Adviser ranks highly those companies run by management executives who appear to be responsible stewards of the company, based on management’s record and reputation for honesty and ethical dealing. Quantitative measures also are considered, including management’s ownership of the company’s shares, and whether management’s history of acquisitions reflects a practice of acquiring good businesses at bargain prices that result in high returns on capital. When grading the price of the stock, the Adviser determines whether it classifies the stock as over- or under-priced. In this process, the Adviser reviews various factors that assist it in placing a value on the business. In addition to the factors described above, the Adviser reviews financial data in order to estimate future cash flows. The Adviser also applies various valuation metrics, such as price to earnings, price to sales, and price to book ratios. The Adviser believes that undervalued companies offer the best growth prospects and the least business risk generally.

The Adviser adheres to its disciplined research process and seeks to take advantage of securities when they are clearly “on sale.” If the Adviser believes a company’s stock is underpriced, it views the stock as “on sale.” When estimating a company’s intrinsic value, the Adviser reviews economic and financial factors, including the overall economy, industry conditions and the financial condition and management of the company itself, to determine if the company is underpriced (indicating it might be a good time to buy) or overpriced (indicating it might be a good time to sell). If the Adviser determines that a company’s stock is over-priced, the Fund will not purchase it even if the company and its management are graded highly by the Adviser. If there are no compelling bargains in the securities markets, the Fund may have a substantial portion of its assets in cash or cash equivalents.

Comment #4: Confirm whether the Fund seeks to preserve capital as a principal or defensive strategy.

Response: The Fund’s adviser has requested that we confirm to the SEC staff that the Fund seeks to preserve capital as a principal strategy. In addition, we have added the following Prospectus disclosure under “Principal Investment Strategies”:

The Fund actively seeks to preserve capital during market downturns. As a result, the Fund may sell portfolio companies and hold a substantial portion of its assets in cash or cash equivalents during market downturns. Cash equivalents include money market funds, investment grade short-term money market instruments including U.S. Government and agency securities, commercial paper, certificates of deposit, repurchase agreements and other cash equivalents. When maintaining a substantial defensive position, the Fund may not achieve its investment objective of long-term growth of capital.

Comment #5: If the Fund will invest in emerging market securities or junk bonds, provide additional disclosures including risks thereof.

Response: The Fund’s adviser has requested that we advise the Staff that the Fund will not invest in emerging market securities as a principal strategy, and that any investments in junk bonds would be limited to 5%. In addition, we have added the following prospectus disclosure bonds:

Principal Investment Strategies:

Fixed income securities in which the Fund may invest include corporate debt, municipal securities, and securities issued by the U.S. government and its agencies. The Fund will not invest more than 5% of assets in high yield/high risk fixed income securities rated below investment grade, typically known as “junk bonds.”

Principal Risks — Fixed Income Risks:

o	High Yield, High Risk Securities. The Fund would be subject to greater levels of interest rate and credit as a result of investing in high yield securities than funds that do not invest in such securities. These securities are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Fund’s ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its entire investment.

Comment #6: Under “Portfolio Manager” on page 6, disclose that Mr. Frank Martin has advised the Fund since its inception in April 2012. Under “Adviser” on page 22, provide more information about the adviser, such as types of accounts managed and assets under management.

Response: These changes have been made as follows:

Portfolio Manager — Frank K. Martin, Chief Executive Officer, Chief Investment Officer and managing member of the Adviser since 1987, has served as the sole portfolio manager of the Fund since its inception in April 2012.

Adviser

The Adviser provides investment advisory services for individuals, corporations, charitable organizations and retirement plans. As of December 31, 2011, the Adviser managed approximately $190 million in private accounts using the same focused value strategy that it uses to manage the Fund.

Comment #7: Describe any notice that will be provided to shareholders before the investment objective of the Fund may be changed.

Response: As requested, we have added the following:

General

The investment objective of the Fund may be changed without shareholder approval upon 60 days advance notice to shareholders.

Comment #8: If the Fund will invest in foreign securities that could trade on days when the NYSE is closed, explain that the Fund’s NAV may change on such days although investors may not be able to redeem their shares.

Response: As requested, the following disclosure has been added:

If the Fund invests in foreign securities that trade primarily on a foreign exchange, the net asset value of that Fund’s shares may change on a day when you will not be able to purchase or redeem shares because the NYSE is closed for business.

Comment #9: In the SAI, the description of the fee waiver and excluded costs should be identical to the description in the Prospectus.

Response: As requested, the descriptions of the fee waiver and excluded costs are now identical in the Prospectus and SAI.

Please contact me at (314) 552-6295 with any questions regarding the above responses. We appreciate the Staff’s usual and customary courtesies in helping the Fund meet its target effective date of April 12th.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren